UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GRAY TELEVISION, INC.
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

389375205
 (CUSIP Number)

Gary Rubin
Rubin & Associates CPA Firm PA
2080 NW Boca Raton Blvd #6
Boca Raton, FL 33431
(561) 750-8299
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 2, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 389375205	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey Sandler Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 389375205	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Harvey and Phyllis Sandler Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 389375205	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 389375205	SCHEDULE 13D	Page 5 of 10

This Amendment No. 1 to Schedule 13D (the “Statement”) amends the Schedule 13D filed on May 16, 2013, relating to the Class A Common Stock (the “Common Stock”), of Gray Television, Inc. (the “Company” or the “Issuer”), to report that the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding Common Stock of the Issuer.

Item 1.  Security and Issuer.

The class of equity securities to which this Statement relates is the Common Stock of the Company.  The name and address of the principal executive offices of the Company are Gray Television, Inc., 4370 Peachtree Road, Atlanta, GA  30319.

Item 2.  Identity and Background.

This Statement is being filed by each of the following persons (sometimes referred to herein collectively as “Reporting Persons”), each of whom no longer owns nor beneficially owns any Common Stock:

(i)           Harvey Sandler Revocable Trust, a trust organized under the laws of the State of Florida (the “Trust”),

(ii)           The Harvey and Phyllis Sandler Foundation Inc., a corporation organized under the laws of the State of Florida (the “Foundation”); and

(iii)           Harvey Sandler, a U.S. citizen, who is the sole trustee of the Harvey Sandler Revocable Trust and the President and a Director of The Harvey and Phyllis Sandler Foundation Inc.

Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes.  The address of the principal office of each Reporting Person is 2080 NW Boca Raton Blvd., Suite 6, Boca Raton, FL 33431.

None of the Reporting Persons and to the best of each of the Reporting Person’s knowledge none of the persons named in Schedule A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

As of August 2, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding Common Stock of the Issuer.

CUSIP No. 389375205	SCHEDULE 13D	Page 6 of 10

Item 5.  Interest in Securities of the Issuer.

(a), (e)   As of August 2, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding Common Stock of the Issuer.

(b)    Not Applicable.

(c)    Except as set forth in Schedule B hereto, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 2, none of the persons named in response to Item 2 has effected any transactions in shares of Common Stock during the past 60 days.

(d)    Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 389375205	SCHEDULE 13D	Page 7 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 6, 2013.

HARVEY SANDLER REVOCABLE TRUST

By:	/s/ Harvey Sandler
Name:	Harvey Sandler
Title:	Sole Trustee

THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.

By:	/s/ Harvey Sandler
Name:	Harvey Sandler
Title:	President

/s/ Harvey Sandler
Harvey Sandler

CUSIP No. 389375205	SCHEDULE 13D	Page 8 of 10

SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of The Harvey and Phyllis Sandler Foundation Inc. (other than Harvey Sandler), and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Phyllis Sandler
United States
Unemployed

Robin Rubin
United States
Instructor
Florida Atlantic University
777 Glades Road
Boca Raton, FL 33431

CUSIP No. 389375205	SCHEDULE 13D	Page 9 of 10

SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK (NO PAR VALUE PER SHARE)
OF GRAY TELEVISION, INC. DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

Date	Transaction Conducted By	Transaction Type	Number of Shares	Price Per Share
06/10/2013	Trust	Buy	1,150	$5.49
07/05/2013	Foundation	Sale	1,100	$8.16
07/08/2013	Foundation	Sale	2,065	$8.37
07/09/2013	Trust	Sale	646	$8.54
07/09/2013	Foundation	Sale	1,863	$8.37
07/11/2013	Trust	Sale	2,611	$8.69
07/12/2013	Trust	Sale	1,639	$8.65
07/12/2013	Trust	Sale	7,500	$8.65
07/15/2013	Trust	Sale	1,516	$8.89
07/18/2013	Trust	Buy	200	$8.80
07/25/2013	Trust	Buy	17,935	$7.91
08/02/2013	Trust	Private Sale	492,212	$8.00

CUSIP No. 389375205	SCHEDULE 13D	Page 10 of 10

EXHIBIT 7.01
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Gray  Television, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of August 6, 2013.

HARVEY SANDLER REVOCABLE TRUST

By:	/s/ Harvey Sandler
Name:	Harvey Sandler
Title:	Sole Trustee

THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.

By:	/s/ Harvey Sandler
Name:	Harvey Sandler
Title:	President

/s/ Harvey Sandler
Harvey Sandler